

March 12, 2014

Via E-mail
Mr. Guido Hilekes
Chief Executive Officer
Octagon 88 Resources, Inc.
Hochwachtstrasse 4
Steinhausen, CH 6312

> **Re: Octagon 88 Resources, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2013**
> **Filed October 18, 2013**
> **Form 10-Q for the Fiscal Quarter ended December 31, 2013**
> **Filed February 19, 2014**
> **File No. 0-53560**

Dear Mr. Hilekes:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2013

Business, page 5

Current Business, page 6

1.　　We note you describe various interests obtained in conjunction with your interests in CEC North Star Energy Ltd., as "acquired substantial light and conventional heavy oil assets," and "acquired projects," also you describe a "current program schedule" that entails working with the operator to bring on production and cash flow through your "direct working interests, and indirect investments spread throughout the projects." Please submit your program schedule for review, supplemented as necessary to identify and describe in detail each project and your particular direct working interests and indirect investments in each project. The extent to which these interests are distinct and incremental to your interests in CEC North Star Energy Ltd. should be clear.

2.   Please expand your disclosure to describe the events that have occurred and the information you have obtained since the time of your acquisitions in late 2012 and early 2013, supporting your opinion that the assets or projects in northern Alberta, Canada have been "substantially de-risked," as stated in the second to last paragraph on page 6. For example, you should clarify the nature and extent of exploration that has been conducted since acquiring your interests and the results of those efforts.

About North Star, page 7

3.   You disclose that CEC North Star Energy Ltd. ("North Star") has developed a "high confidence geological model" that has been confirmed with drilled wells, cores and seismic for the area and "specifically for the lands held." Tell us the extent to which this geological model incorporates seismic data and drilled wells, including cores from such wells, within the 73 contiguous sections held by North Star. Given that you also disclose that North Star has obtained third party reviews of these geological models and reserves, please revise as necessary to reconcile this information with your disclosure on page 21, indicating that you currently do not have any proved oil or gas reserves attributable to the North Star properties. Please identify the reserve categories that are addressed in the referenced third party reviews and file these reports as an exhibit in an amendment to your Form 10-K to comply with Item 1202(a)(8) of Regulation S-K.

Manning Project-Phased Development Model Focused On Primary Recover Of The "Elkton Erosional Edge", page 7

4.   You provide disclosure of various quantitative estimates of the "Petroleum Initially in Place (PIIP)" and "recoverable barrels" of heavy oil relating to the Manning Project. Please note the Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure. Please also understand, that notwithstanding your disclosure stating that certain estimates relating to the Manning Projects have been "validated by a leading third party oil and gas engineering firm" using Canadian regulatory NI 51-101 criteria, since Item 1201(c) of Regulation S-K requires the disclosure of reserves estimates to be prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X, you will also need to revise you filing to omit any estimates prepared using Canadian regulatory NI 51-101 criteria.

5.   We note your disclosures pertaining to the financial viability of your investments and certain analyses which show "positive cash flow, repayment of debt and ability to pay dividends," also indicating an economic reserve life of 35 years or more. Please note that

under Item 1202(b) of Regulation S-K, you may present a reserves sensitivity analysis. However, pursuant to the instructions under Item 1201(c) of Regulation S-K, the underlying reserves estimates must be prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X. If the estimates used in your cash flow analyses do not fulfill the requirements to be classified as reserves under this guidance, please revise your filing to exclude disclosure relating to these forecasts.

6. You state in the second paragraph on page 8 that North Star believes these long-life oil sands assets will generate "above industry average net backs" and expected returns "comparable to the other projects" in the Peace River area. Please submit for our review copies of the third-party reports or internal studies that support these qualitative and comparative statements. Please mark these documents or provide page references in your response to the specific sections you have relied upon for each statement. If you are unable to provide support, please revise your disclosure to delete these statements.

Trout Properties, page 8

7. Based on your disclosures under this heading and on page 23, it appears you have not established reserves on the Trout Lake Properties and that the underlying areas remain in an exploratory evaluation stage. Therefore, we would like to understand the extent of any geological or geophysical data specific to your leases that you have obtained. Please describe the underlying support for disclosing that you believe your leases will have light sweet crude oil (40 API), low operating and developing costs, and substantial reserve potential. Provide us with copies of the third-party reports or internal studies that support these qualitative and comparative statements, marked or accompanied by page references to the specific sections you have relied upon for each statement. If you are unable to provide support, please revise your disclosure to delete these statements.

Regulation of Oil and Gas Activities, page 9

8. You disclose in the second paragraph under this heading that you possess "all material requisite permits" required by the provinces and other local authorities in which you operate properties. Please expand your disclosure to identify the referenced "properties" and clarify the extent to which these include the North Star properties, and the present and planned activities disclosed on page 22.

The Industry in Canada, page 10

9. Please expand your disclosure to clarify the extent to which the leases or rights comprising the North Star Properties and the Trout Lake Properties are conventional petroleum and natural gas leases, oil sands permits, or oil sands primary leases.

Risks Related To Our Business, page 13

The Successful Implementation Of Our Plan Of Operations Is Subject To Risks Inherent In The Oil And Gas Business, page 14

10.   Please expand your disclosure to identify the "prospect" and the "technology" noted in your statement "the technology required to economically produce this prospect is not well developed at this time, and thus additional time, costs may be incurred to fully develop the technology to an economic stage" with details sufficient to understand the extent to which your business plans and various projects rely on this technology.

Properties, page 19

CEC North Star Properties, page 20

Land, page 20

11.   We note your disclosure on page 20 of a map depicting the lands of CEC North Star Energy Ltd. ("North Star"). However, we are unable to readily correlate the disclosure of the mineral rights held by North Star on page 21 to the corresponding area on the map. Please enhance your illustration by including a legend or other annotation to describe the meaning of the differently colored areas on the map. Alternatively, you may use a single color for the sections in which North Star has the legal rights to a valid and current lease. To facilitate locating the individual leases or sections from page 21, please annotate the map to also provide the geographic location, section, township, range and meridian.

Productive Wells and Acreage, page 21

12.   Please expand your disclosure to include the numbers of net wells drilled during each of last two fiscal years (limited to the period in which you have held an interest in the company that holds the leases); and clarify the extent to which those wells were drilled as exploratory or development wells, and were found to be either productive or dry, to comply with Item 1205 of Regulation S-K.

13.   Please expand your disclosure of North Star's undeveloped acreage to provide the minimum remaining terms or expiration dates for material amounts of this acreage to comply with Item 1208(b) of Regulation S-K.

Geology, page 21

Bluesky/Gething, Elkton & Debolt, The Erosional Edge

14.   Please enhance your illustrations relating to the geology for the Bluesky/Gething, Elton
       & Debolt and the Erosional Edge by including a legend or other annotation to describe
       the meaning of the differently colored areas on the respective maps.

15.   You provide disclosure of certain information relating to the lithology and the range of
       porosity and formation thickness as part of your discussion of the geology for the
       Bluesky/Gething, Elton & Debolt and the Erosional Edge. Please expand your discussion
       to cite the basis for these disclosures - identify any supporting analogs, include specific
       references to adjacent areas or fields and the relative distance to the North Star leases,
       state the number and vintage of analog wells penetrating the zone of interest, and indicate
       whether such wells were determined to be capable of economic production. Please also
       identify and clearly annotate any wells drilled within the areas covered by the maps in
       your filing if such wells are material to the assumptions relating to the zone of interest.

Drilling Activities, page 22

16.   You disclose that CEC North Star Energy Ltd. has commenced the drilling of the first
       primary production well in the Elkton Erosional Edge. Please revise the map of the
       Erosional Edge to depict the surface location of the referenced well.

Present and Planned Activities, page 22

17.   Please revise your disclosure to clearly describe how your present drilling and completion
       plans for the wells in Group 1 differ from your future plans for the wells in Group 2 and
       subsequently for the wells in Groups 3 through 5, as these pertain to the number of lateral
       horizontal legs that are planned per individual vertical wellbore, in contrast with your
       disclosure that wells drilled in Groups 3, 4, and 5 will have 5 to 10 horizontal legs per
       each vertical wellbore. Please tell us whether this technology is commonplace under
       primary production within the formations of interest in Alberta, Canada, and expand your
       disclosure to identify any such analogous fields within these formations of interest.

18.   You provide disclosure in the first paragraph on page 23 including estimates of the peak
       production rate, the recoverable barrels within 25 years and a recovery factor. If these
       estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of
       Regulation S-X, please revise your filing to exclude such disclosure.

Trout Lake Property, page 23

19.   Please expand your disclosures under this heading to address the following points.

- Provide context for your reference to a "(40 API) Keg River formation" so the relevance of this formation to your Trout Lake Properties is clear.

- Add details under Undeveloped Acreage including the gross and net acres and the minimum remaining terms or expiration dates for material amounts of this acreage to comply with Item 1208(b) of Regulation S-K.

- Clarify whether the anticipated costs to drill the referenced well under Present Activities represents your share of such costs or the total 8/8ths costs.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

20.   We note that although your auditor indicates the audit covers the inception-to-date period, there is no indication in either the first or third paragraphs of the audit report, as to whether the audit covers your statements of operations, stockholders' equity and cash flows for each of the fiscal years ended June 30, 2013 and 2012. Please make any arrangements with your auditors that are necessary to obtain an audit of your financial statements for these periods, and once the audit is complete amend your filing to include an audit report that covers all periods presented.

Note 3 – Investment in CEC North Star Energy Ltd., page F-9

21.   We note that although you acquired an interest in CEC North Star Energy Ltd. (North Star) on December 24, 2012, you have not filed the financial statements of this entity that are required by Rule 8-04 of Regulation S-X and Item 9.01 of Form 8-K. You will need to amend the Form 8-K that you filed on December 26, 2012 to include financial statements of North Star. These should cover the two fiscal years and subsequent interim period ending prior to your acquisition (presented on a comparative basis with the corresponding period of the prior fiscal year). The annual financial statements of North Star that you file must be audited.

22.   Please expand your disclosures in your annual and subsequent interim reports to include the financial information for CEC North Star Energy Ltd. that is necessary to comply with FASB ASC 323-10-50-3 and Rule 8-03(b)(3) of Regulation S-X. Please ensure that your disclosures include the following details.

- total assets, liabilities and results of operations, including sales, gross profit, net income or loss from continuing operations, net income, and net income attributable to the investee, for the periods covered by your periodic report;

- difference between your investment amount and the underlying equity in net assets of the investee and your accounting policy for this difference;

- value of your investment based on the quoted market price of the shares of the investee, where a market for such shares has been established.

- details of any agreements to provide services or funding to the investee or on behalf of the investee in the future, including any contingent elements, and the implications for your investment if these are not fulfilled;

- reasonably possible material effects of future conversions, exercises or contingent issuances of securities, as may occur with options, warrants and other arrangements of CEC North Star Energy Ltd.

23.   Tell us why you indicate that you issued 14 million shares in exchange for a mineral rights agreement during 2013 on page F-5 while disclosing on page F-9 that this issuance represented consideration for the interest in CEC North Star Energy Ltd. that you acquired on December 24, 2012.

24.   We note that terms accompanying your acquisition of an interest in CEC North Star Energy Ltd. on December 24, 2012 included the return and cancellation of 31,942,000 shares from your then controlling shareholder, Kenmore International S.A. Please expand your disclosure to describe the relationships between this entity, Zentrum Energie Trust AG, and the shareholders having significant interests in or otherwise influencing the related transactions, and to specify the terms under which you obtained the return of these shares.

25.   Submit a diagram depicting ownership and control of, among and between, Octagon 88 Resources, Inc., CEC North Star Energy Ltd., Kenmore International S.A., Zentrum Energie Trust AG, and any other pertinent entities, including the identity of directors, officers, and significant shareholders of each entity before and after the transaction on December 24, 2012. Please include a narrative that explains the circumstances under which the transaction was initially presented to management and approved, also that identifies the factors considered in formulating your view of control over CEC North Star Energy Ltd.

26.   Tell us how you applied the guidance in FASB ASC 805-50-30 in valuating the interests in CEC North Star Energy Ltd. on December 24, 2012 and subsequently, pursuant to the January 24, 2013 agreement. Please explain how you established that your approach resulted in the most clearly evident and reliable valuation. If you relied upon the quoted market prices of your stock, please explain how you considered the values implicit in other recent equity transactions and the length of time that your stock has been quoted on the market. Please explain how this value compared to any separate valuation of the entity that you performed or obtained.

27.   Submit the analysis that you performed, following the guidance in FASB ASC 323-10-35-31, 32 and 33, in concluding that your $61 million investment in CEC North Star

Energy Ltd. was not impaired as of June 30, 2013. If there have been any significant changes in your underlying assumptions or if you have obtained an independent valuation in subsequent periods, also submit these analyses.

Form 10-Q for the Fiscal Quarter ended December 31, 2013

Financial Statements

28.   We note that you have provided Statements of Cash Flows for the three months ended December 31, 2013 and the comparative period of the prior fiscal year on page F-4. However, per the guidance in Rule 8-03 of Regulation S-X, you are required to provide Statements of Cash Flows for the entire interim period, from the date of the last fiscal year-end to the date of the most recently completed quarter. Please amend your interim report to include these financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3687 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief